Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

MMabry@stradley.com
(215) 564-8011

April 7, 2014

Via EDGAR Transmission

Filing Desk
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	EGA Emerging Global Shares Trust (the “Trust”) File Nos. 333-155709 and 811-22255

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Registration Statement on Form N-1A of the Trust (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
71	March 28, 2014	485BXT	0001582816-14-000102
67	February 28, 2014	485BXT	0001450791-14-000040
65	January 31, 2014	485BXT	0001450791-14-000024
62	January 2, 2014	485BXT	0001450791-14-000005
57	December 6, 2013	485BXT	0001450791-13-000379
55	November 8, 2013	485BXT	0001137439-13-000358
53	October 11, 2013	485BXT	0001450791-13-000333
51	September 13, 2013	485BXT	0001450791-13-000303
48	August 15, 2013	485BXT	0001450791-13-000273
42	July 18, 2013	485BXT	0001450791-13-000253
40	July 12, 2013	485BXT	0001450791-13-000247
34	May 1, 2013	485APOS	0001450791-13-000087

The Amendments relate to the EGShares EM Bond Investment Grade ETF, EGShares EM Strategic Sector Allocation ETF (active), EGShares EM Bond ETF and EGShares EM Tactical Sector Allocation ETF (active), each a series of the Trust (the “Funds”).  No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of the Funds at this time.

If you have any questions or comments regarding this filing, please call me at the above number, or in my absence, Joel Corriero at (215) 564-8528.

Very truly yours,

/s/ Michael D. Mabry
Michael D. Mabry

cc:	Mary Cole Robert C. Holderith Maya Teufel